

Mail Stop 7010

July 23, 2008

By U.S. Mail and Facsimile

Mr. Ricardo Bernardes
Chief Financial Officer
California Steel Industries, Inc.
14000 San Bernardino Avenue
Fontana, CA 92335

> **Re:** **California Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 333-79587**

Dear Mr. Bernardes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 10

Results of Operations, page 11

1. We note that the decrease in net sales in 2007 from 2006 of $75.8 million resulted from a decrease of $142.5 million from a decrease in billed tons, offset by $18.0 million due to an increase in average selling price and higher value product mix. Please supplementally quantify for us what other material factors offset the $142.5 million decrease. Additionally, in future filings, please quantify the

material components of the change in operating results where there are multiple reasons for such change from period to period and provide a more comprehensive discussion of the specific factors that impacted your gross profit margin.

Liquidity and Capital Resources, page 13

2.   In future filings, please expand your discussion to address the reasons for the year-to-year changes in your working capital.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

3.   Please supplementally tell us what the "disposal costs" under investing activities specifically relate to and how you have determined that the classification of these costs comply with paragraphs 15-17 of SFAS 95 and to EITF 02-06, to the extent applicable. This comment also refers to the "removal cost for the sale of property, plant and equipment", as indicated on the statements of cash flows, appearing in your Form 10-Q for the quarterly period ended March 31, 2008.

Note 9 – Related-Party Transactions, page F-20

4.   Please supplementally tell us and disclose in future filings when you recognize profits on sales to affiliates.

Exhibit 31 – Section 302 Certifications

5.   We note that your certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(B)(31) of Regulation S-K. This language became required when you included a report by management on the effectiveness of the company's internal control over financial reporting as disclosed in Item 9A of your Form 10-K for the fiscal year ended December 31, 2007. See Release No. 33-8760: *Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies* for guidance. In this regard, please amend both your Form 10-K and Form 10-Q for the quarter ended March 31, 2008 to include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 4 – Controls and Procedures, page 11

6.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief